Exhibit 99.1

Absolute Software Completes SOC 2 Type 1 Certification for NetMotion Platform

Reaffirms company’s commitment to meeting rigorous data security and compliance standards

VANCOUVER, British Columbia and SAN JOSE, Calif. — February 28, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced that it has successfully completed the System and Organization Controls (SOC 2) Type I audit for its NetMotion by Absolute secure access cloud platform. Absolute acquired NetMotion Software in July 2021.

A widely recognized auditing standard developed by the American Institute of Certified Public Accounts (AICPA), SOC 2 compliance confirms that Absolute’s NetMotion platform controls and processes meet AICPA’s Trust Services Criteria, verified through a rigorous and independent audit.

Absolute’s secure access platform is specially designed for the remote workforce, combining resilient connectivity, Zero Trust Network Access (ZTNA), and experience monitoring capabilities. Available as a Software-as-a-Service (SaaS) offering, it enables organizations to provide remote access in a way that actively improves the employee experience and assures maximum security and uncompromised productivity.

“Our completion of the SOC 2 audit is a significant milestone, and underscores Absolute’s commitment to meeting rigorous security requirements and protecting sensitive data,” said John Knopf, SVP of Products, Zero Trust Network Solutions at Absolute. “With this independent validation of our internal systems and controls, our customers can feel even more confident using our cloud solutions to keep their distributed workforces connected, productive, and secure.”

Absolute Software is an ISO 27001 Certified Organization, which provides independent validation that security controls are in place and operating effectively. This certificate validates that Absolute has implemented the guidelines and general principles for initiating, implementing, maintaining, and improving the management of information security.

To learn more about the NetMotion by Absolute secure access product portfolio, visit www.netmotionsoftware.com.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping to ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

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